UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-K

Annual Report

ANNUAL REPORT PURSUANT TO REGULATION A OF THE SECURITIES ACT OF 1933

For the fiscal year ended December 31, 2023

Fundrise Balanced eREIT II, LLC

(Exact name of issuer as specified in its charter)

Delaware	84-4465115
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

11 Dupont Circle NW, 9th Floor, Washington, DC (Address of Principal Executive Offices)	20036 (Zip Code)

(202) 584-0550

Issuer’s telephone number, including area code

Common Shares

(Title of each class of securities issued pursuant to Regulation A)

Part II.

STATEMENTS REGARDING FORWARD-LOOKING INFORMATION

We make statements in this Annual Report on Form 1-K (“Annual Report”) that are forward-looking statements. The words “outlook,” “believe,” “estimate,” “potential,” “projected,” “expect,” “anticipate,” “intend,” “plan,” “seek,” “may,” “could” and similar expressions or statements regarding future periods are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks, uncertainties and other important factors that could cause our actual results, performance or achievements, or industry results, to differ materially from any predictions of future results, performance or achievements that we express or imply in this Annual Report or in the information incorporated by reference into this Annual Report.

The forward-looking statements included in this Annual Report are based upon our current expectations, plans, estimates, assumptions and beliefs that involve numerous risks and uncertainties. Assumptions relating to the foregoing involve judgments with respect to, among other things, future economic, competitive and market conditions and future business decisions, all of which are difficult or impossible to predict accurately and many of which are beyond our control. Although we believe that the expectations reflected in such forward-looking statements are based on reasonable assumptions, our actual results and performance could differ materially from those set forth in the forward-looking statements. These risk factors and uncertainties which could have a material adverse effect on our operations and future prospects, along with others, are detailed under the heading “Risk Factors” in our latest offering circular (the “Offering Circular”) filed by the Company with the Securities and Exchange Commission (“SEC”), which may be accessed here (beginning on page 33) and may be updated from time to time by our future filings under Regulation A (“Regulation A”) of the Securities Act of 1933, as amended (the “Securities Act”). In addition, new risks may emerge at any time and we cannot predict such risks or estimate the extent to which they may affect our financial performance. These risks could result in a decrease in the value of our common shares.

Any of the assumptions underlying forward-looking statements could be inaccurate. You are cautioned not to place undue reliance on any forward-looking statements included in this Annual Report. All forward-looking statements are made as of the date of this Annual Report and the risk that actual results will differ materially from the expectations expressed in this Annual Report will increase with the passage of time. We undertake no obligation to publicly update or revise any forward-looking statements after the date of this Annual Report, whether as a result of new information, future events, changed circumstances or any other reason. In light of the significant uncertainties inherent in the forward-looking statements included in this Annual Report, including, without limitation, the risks described under “Risk Factors,” the inclusion of such forward-looking statements should not be regarded as a representation by us or any other person that the objectives and plans set forth in this Annual Report will be achieved.

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Item 1.	Business

Fundrise Balanced eREIT II, LLC is a Delaware limited liability company formed on January 28, 2020 to originate, invest in and manage a diversified portfolio primarily consisting of investments in commercial real estate properties and development projects, as well as commercial real estate loans, commercial real estate debt securities (including commercial mortgage-backed securities, collateralized debt obligations, and real estate investment trust (“REIT”) senior unsecured debt) and other select real estate-related assets, where the underlying assets primarily consist of such properties. We substantially commenced operations on January 13, 2021. We may make our investments through majority-owned subsidiaries, some of which may have rights to receive preferred economic returns. As of the third quarter of 2022, Fundrise Advisors, LLC, (our “Manager”) closed the Regulation A offering of common shares of the Company (which we refer to as the “Offering”). We may in the future file an offering statement to qualify additional common shares for sale pursuant to Regulation A , or offer our common shares pursuant to Regulation D of the Securities Act (“Regulation D”), as determined by our Manager. The Company has one reportable segment consisting of investments in real estate. The use of the terms “Fundrise Balanced eREIT II”, the “Company”, “we”, “us” or “our” in this Annual Report refer to Fundrise Balanced eREIT II, LLC unless the context indicates otherwise.

As a limited liability company, we have elected to be taxed as a C corporation. Commencing with the taxable year ending December 31, 2021, the Company operates in a manner intended to qualify for treatment as a REIT under the Internal Revenue Code of 1986, as amended (the “Code”). The Company has one taxable real estate investment trust subsidiary (“TRS”), Fundrise MF TRS 1, LLC, which was established on April 1, 2022.

We are externally managed by our Manager, which is an investment adviser registered with the SEC, and a wholly-owned subsidiary of Rise Companies Corp. ( our “Sponsor”), the parent company of Fundrise, LLC, our affiliate. Fundrise, LLC owns and operates our platform, located at www.fundrise.com (the “Fundrise Platform”), which allows investors to hold interests in opportunities that may have been historically difficult to access. Our Manager has the authority to make all of the decisions regarding our investments, subject to the limitations in our operating agreement and the direction and oversight of our Manager’s investment committee. Our Sponsor also provides investment management, marketing, investor relations and other administrative services on our behalf. Accordingly, we do not currently have any employees nor do we currently intend to hire any employees who will be compensated directly by us.

Investment Strategy

We have used, and intend to continue to use substantially all of the proceeds of this Offering to originate, acquire, asset manage, operate, selectively leverage, syndicate and opportunistically sell commercial real estate properties, debt securities and other real estate-related assets, where the underlying assets primarily consist of such properties. Our management has extensive experience investing in numerous types of properties. Thus, we may acquire a wide variety of commercial properties, including office, industrial, retail, hospitality, recreation and leisure, single-tenant, multifamily and other real properties. These properties may be existing, income-producing properties, newly constructed properties or properties under development or construction and may include properties purchased for renovation and conversion into condominiums and single-tenant properties that may be converted for another use, such as multifamily use. We focus on acquiring properties with significant possibilities for capital appreciation, such as those requiring development, redevelopment or repositioning, those located in markets with high growth potential and those available from sellers who are distressed or face time-sensitive deadlines. We also may invest in real estate-related securities, including securities issued by other real estate companies, either for investment or in change of control transactions completed on a negotiated basis or otherwise, and in bridge and mezzanine loans that may lead to an opportunity to purchase a real estate interest. In addition, to the extent that our Manager and its investment committee determines that it is advantageous, we also may make or invest in commercial mortgage-backed securities, mortgage loans and Code Section 1031 tenant-in-common interests. We expect that our portfolio of debt investments will be secured primarily by U.S. based collateral, primarily commercial real estate properties and development projects, and diversified by security type, property type and geographic location.

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For debt investments, our Manager intends to directly structure, underwrite and originate many of the debt products in which we invest as this provides for the best opportunity to control our borrower and partner relationships and optimize the terms of our investments. Our proven underwriting process, which our management team has successfully developed over their extensive real estate careers in a variety of market conditions and implemented at our Sponsor, will involve comprehensive financial, structural, operational and legal due diligence of our borrowers and partners in order to optimize pricing and structuring and mitigate risk. We feel the current and future market environment for commercial real estate properties and development projects (including any existing or future government-sponsored programs) provides a wide range of opportunities to generate compelling investments with strong risk-return profiles for our shareholders.

We may selectively employ leverage to enhance total returns to our shareholders through a combination of senior financing on our real estate acquisitions, secured facilities, and capital markets financing transactions. Our target portfolio-wide leverage after we have acquired an initial substantial portfolio of diversified investments is between 50%-85% of the greater of cost (before deducting depreciation or other non-cash reserves) or fair market value of our assets. During periods when we are growing our portfolio, we may employ greater leverage on individual assets (that will also result in greater leverage of the portfolio) in order to quickly build a diversified portfolio of assets. We will seek to secure conservatively structured leverage that is long-term, non-recourse, non- mark-to-market financing to the extent obtainable on a cost-effective basis. To the extent a higher level of leverage is employed, it may come either in the form of government-sponsored programs or other long-term, non-recourse, non-mark-to-market financing. Our Manager may from time to time modify our leverage policy in its discretion. However, other than during our initial period of operations, it is our policy to not borrow more than 85% of the greater of cost (before deducting depreciation or other non-cash reserves) or fair market value of our assets. We cannot exceed the leverage limit of our leverage policy unless any excess in borrowing over such level is approved by our Manager’s investment committee.

We may enter into one or more joint ventures, tenant-in-common investments or other co-ownership arrangements for the acquisition, development or improvement of properties with third parties or affiliates of our Manager, including present and future real estate investment offering and REITs sponsored by affiliates of our Sponsor. We also may serve as mortgage lender to, or acquire interests in or securities issued by, these joint ventures, tenant-in-common investments or other joint venture arrangements.

In executing on our business strategy, we believe that we benefit from our Manager’s affiliation with our Sponsor given our Sponsor’s strong track record and extensive experience and capabilities as an online real estate origination and funding platform. These competitive advantages include:

•	our Sponsor’s experience and reputation as a leading real estate investment manager, which historically has given it access to a large investment pipeline similar to our targeted assets and the key market data we use to underwrite and portfolio manage assets;

•	our Sponsor’s direct and online origination capabilities, which are amplified by a proprietary technology platform, business process automation, and a large user base, of which a significant portion are seeking capital for real estate projects;

•	our Sponsor’s relationships with financial institutions and other lenders that originate and distribute commercial real estate debt and other real estate-related products and that finance the types of assets we intend to acquire and originate;

•	our Sponsor’s experienced portfolio management team which actively monitors each investment through an established regime of analysis, credit review and protocol; and

•	our Sponsor’s management team, which has a successful track record of making commercial real estate investments in a variety of market conditions.

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Investment Objectives

Our primary investment objectives are:

•	to realize growth in the value of our investments over the long term;

•	to grow net cash from operations so that cash flow is available for distributions to investors over the long term;

•	to preserve, protect and return shareholders’ capital contributions;

While we initially communicated that we were targeting liquidating and distributing cash to investors within a certain time period, given that our investors have an opportunity to gain liquidity quarterly and that our investments are of a long term nature, our Manager has determined to operate the Company with no target liquidation date so that it can make decisions in the best interests of our investors on a project-by-project basis. We also seek to realize growth in the value of our investments by timing their sale to maximize value. However, there is no assurance that our investment objectives will be met. We cannot assure you that we will attain these objectives or that the value of our assets will not decrease. Furthermore, within our investment objectives and policies, our Manager has substantial discretion with respect to the selection of specific investments and the purchase and sale of our assets. Our Manager’s investment committee reviews our investment guidelines at least annually to determine whether our investment guidelines continue to be in the best interests of our shareholders.

Competition

Our net income depends, in large part, on our ability to source, acquire and manage investments with attractive risk-adjusted yields. We compete with many other entities engaged in real estate investment activities, including individuals, corporations, bank and insurance company investment accounts, other REITs, private real estate funds, and other entities engaged in real estate investment activities as well as online lending platforms that compete with the Fundrise Platform, many of which have greater financial resources and lower costs of capital available to them than we have. In particular, our investment objectives and strategies are similar to other Fundrise eREITs which are also managed by our Manager. Competitive variables include market presence and visibility, amount of capital to be invested per project and underwriting standards. To the extent that a competitor is willing to risk larger amounts of capital in a particular transaction or to employ more liberal underwriting standards when evaluating potential investments than we are, our investment volume and profit margins for our investment portfolio could be impacted. Our competitors may also be willing to accept lower returns on their investments and may succeed in buying the assets that we have targeted for acquisition. Although we believe that we are well-positioned to compete effectively in each facet of our business, there is enormous competition in our market sector and there can be no assurance that we will compete effectively or that we will not encounter increased competition in the future that could limit our ability to conduct our business effectively.

Risk Factors

We face risks and uncertainties that could affect us and our business as well as the real estate industry generally. These risks are outlined under the heading “Risk Factors” contained in our Offering Circular, which may be accessed here, as the same may be updated from time to time by our future filings under Regulation A. In addition, new risks may emerge at any time and we cannot predict such risks or estimate the extent to which they may affect our financial performance. These risks could result in a decrease in the value of our common shares.

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Item 2.	Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following discussion of our financial condition and results of operations should be read in conjunction with our financial statements and the related notes thereto contained in this Annual Report. The following discussion contains forward-looking statements that reflect our plans, estimates, and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements. For more information, see “Statements Regarding Forward Looking Information”. Unless otherwise indicated, the latest results discussed below are as of December 31, 2023.

Offering Results

As of the third quarter of 2022, the Manager closed the Offering. The Company may in the future file an offering statement to qualify additional common shares for sale pursuant to Regulation A, or offer its common shares pursuant to Regulation D, as determined by the Manager. As of December 31, 2023 and 2022, we had raised cumulative gross offering proceeds of approximately $59.5 million and $59.4 million, respectively, from settled subscriptions (including proceeds received in the private placements to our Sponsor, and Fundrise, LP, an affiliate of our Sponsor, and approximately $1.6 million and $1.5 million, respectively, received in private placements to third parties), and had settled subscriptions in our Offering and separate private placements for an aggregate of approximately 5,408,000 and 5,397,000 of our common shares, respectively.

Upon the reopening of our Offering, if any, the per share purchase price for our common shares will continue to be adjusted at the end of each semi-annual period, or such other period as determined by our Manager in its sole discretion, but no less frequently than annually. Our Manager has initially determined to adjust the per share purchase price semi-annually as of January 1st and July 1st of each year (or as soon as commercially reasonable and announced by us thereafter), to be no less than our net asset value (“NAV”), divided by the number of our common shares outstanding as of the end of the prior semi-annual period (“NAV per share”).

Below is the NAV per share since December 31, 2021, as determined in accordance with our valuation policy. Linked in the table is the relevant Form 1-U detailing each NAV evaluation method, incorporated by reference herein.

Date	NAV Per Share	Link
December 31, 2021	$12.00	Form 1-U
March 31, 2022	$12.41	Form 1-U
June 30, 2022	$12.46	Form 1-U
September 30, 2022	$12.48	Form 1-U
December 31, 2022	$11.65	Form 1-U
March 31, 2023	$11.55	Form 1-U
June 30, 2023	$11.39	Form 1-U
September 30, 2023	$11.01	Form 1-U
November 9, 2023	$10.18	Form 1-U
December 31, 2023	$9.90	Form 1-U

Distributions

To qualify as a REIT, and to maintain our qualification as a REIT, we are required to make aggregate annual distributions to our shareholders of at least 90% of our REIT taxable income (computed without regard to the dividends paid deduction and excluding net capital gain), and to avoid federal income and excise taxes on retained taxable income and gains we must distribute 100% of such income and gains annually. Our Manager may authorize distributions in excess of those required for us to maintain REIT status and/or avoid such taxes on retained taxable income and gains depending on our financial condition and such other factors as our Manager deems relevant. Provided we have sufficient available cash flow, we intend to authorize and declare distributions based on daily record dates and pay distributions on a quarterly or other periodic basis. We have not established a minimum distribution level.

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While we are under no obligation to do so, we expect in the future to declare and pay distributions monthly or quarterly in arrears; however, our Manager may declare other periodic distributions as circumstances dictate. In order that investors may generally begin receiving distributions immediately upon our acceptance of their subscription, we expect to authorize and declare distributions based on daily record dates. However, there may also be times when our Manager elects to reduce our rate of distributions in order to preserve or build up a higher level of liquidity at the Company level.

When calculated on a tax basis, distributions were made 100% from return of capital for the year ended December 31, 2023.

Any distributions that we make will directly impact our NAV by reducing our assets. Our goal is to provide a reasonably predictable and stable level of current income, through quarterly or other periodic distributions, while at the same time maintaining a fair level of consistency in our NAV. Over the course of a shareholder’s investment, the shareholder’s distributions plus the change in NAV per share (either positive or negative) will produce the shareholder’s total return.

Our distributions will generally constitute a return of capital to the extent that they exceed our current and accumulated earnings and profits as determined for U.S. federal income tax purposes. To the extent that a distribution is treated as a return of capital for U.S. federal income tax purposes, it will reduce a shareholder’s adjusted tax basis in the shareholder’s shares, and to the extent that it exceeds the shareholder’s adjusted tax basis will be treated as gain resulting from a sale or exchange of such shares.

For further details, please see Note 6, Distributions in our financial statements.

Redemption Plan

Although we do not intend to list our common shares for trading on a stock exchange or other trading market, we have adopted a redemption plan designed to provide our shareholders with limited liquidity for their investment in our shares. The Company’s redemption plan provides that on a quarterly basis, subject to certain exceptions, a shareholder could obtain liquidity as described in detail in our Offering Circular. Effective November 17, 2023, we revised our Redemption Plan to reflect that (i) the Manager in its sole discretion may determine to redeem in full a shareholder holding less than 100 common shares prior to redeeming other requests on a pro-rata basis; (ii) the last day to submit a redemption request will be the last business day of the applicable quarter; (iii) redemptions not fully honored will be terminated, and will need to be resubmitted in order to be considered in any subsequent period when redemptions are being processed; and (iv) to reduce the maximum amount of shares that may be redeemed in a quarter to be 1.25% of the NAV of all of our outstanding shares as of the first day of the last month of such calendar quarter. Previously, we revised our redemption plan effective October 1, 2022, to reduce the redemption price per share by the aggregate sum of distributions that reduce our NAV per share each quarter, as determined by our Manager in its sole discretion. Our Manager may, in its sole discretion, amend, suspend, or terminate the redemption plan at any time, including to protect our operations and our non-redeemed shareholders, to prevent an undue burden on our liquidity, to preserve our status as a REIT, following any material decrease in our NAV, or for any other reason.

As of December 31, 2023 and 2022, approximately 1,405,000 and 508,000 common shares, respectively, have been submitted for redemption since operations commenced, and 100% of such redemption requests have been honored. We believe the increase in redemptions during the year ended December 31, 2023 is attributable to investor demand to restore and preserve personal liquidity given the changes in economic conditions across the broader financial markets.

Sources of Operating Revenues and Cash Flows

We expect to primarily generate income from equity in earnings from our investments in unconsolidated joint ventures. Additionally, we expect to receive cash flow distributions from investments in equity method investees. We may seek to acquire other investments which generate attractive returns without any leverage. See Note 2, Summary of Significant Accounting Policies, Revenue Recognition, in our financial statements for further detail.

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Results of Operations

For the years ended December 31, 2023 and 2022, we had total net loss of approximately $2,823,000 and $1,591,000, respectively.

Revenue

Dividend Income

For the years ended December 31, 2023 and 2022, we earned dividend income of approximately $140,000 and $0, respectively. The increase in dividend income is directly related to dividends earned on the investments in public equity securities that were purchased and sold within the year ended December 31, 2023.

Interest Revenue

For the years ended December 31, 2023 and 2022, we earned interest revenue of approximately $149,000 and $0, respectively. The increase in interest revenue is directly related to interest earned on the investments in debt securities that were purchased and sold within the year ended December 31, 2023.

Other Revenue

For the years ended December 31, 2023 and 2022, we earned other revenue of approximately $398,000 and $168,000, respectively. The increase in other revenue is primarily attributed to money market dividends earned in connection with the cash sweep money market account opened in the second half of 2022, and the interest earnings on the Citizens Bank account balance opened in May of 2022. See “Off-Balance Sheet Arrangements” for further information.

Expenses

Investment Management Fees – Related Party

For the years ended December 31, 2023 and 2022, we incurred investment management fees of approximately $450,000 and $459,000, respectively. The decrease in investment management fees is directly related to a decrease in the quarterly net asset value, as the investment management fee is calculated as a percentage of net assets each quarter.

Other Income (Expenses)

Equity in Losses

For the years ended December 31, 2023 and 2022, we had equity in losses of approximately $2,973,000 and $997,000, respectively, from our equity method investments. The increase in equity in losses is primarily due to the loss on sales of two underlying investments, and increased interest expense associated with rising interest rates in one of our equity method investees during the year ended December 31, 2023.

Gain on sale of investments in debt securities, net

For the years ended December 31, 2023 and 2022, we recognized a net gain on the sale of investments in debt securities of approximately $139,000 and $0, respectively. The increase is directly related to the investments in debt securities that were purchased and sold within the year ended December 31, 2023.

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Gain on sale of investments in public equity securities, net

For the years ended December 31, 2023 and 2022, we recognized a net gain on the sale of investments in public equity securities of approximately $72,000 and $0, respectively. The increase is directly related to the investments in public equity securities that were purchased and sold within the year ended December 31, 2023.

Our Investments

During the years ended December 31, 2023 and 2022, we had acquired the following assets through our investment in Fundrise MF JV 1, LLC (“MF JV 1”), and Fundrise MF JV 2, LLC (“MF JV 2”) joint ventures (“Co-Investment Arrangement(s)”) between the Company and Fundrise Real Estate Interval Fund, LLC. The Co-Investment Arrangements ownership percentages for the Company and Fundrise Real Estate Interval Fund, LLC are 10% and 90%, respectively. As of December 31, 2023, the underlying assets of MF JV 2 had been disposed of and the entity was dissolved. Additional details on the redemption of the underlying investments are included with the Form 1-U updates noted below. The Company’s Co-Investment Arrangements are accounted for under the equity method of accounting. See “Recent Developments” for a description of any investments we have made since December 31, 2023. Note that the use of the term “controlled subsidiary” is not intended to conform with U.S. GAAP definition and does not correlate to a subsidiary that would require consolidation under U.S. GAAP.

Real Property Controlled Subsidiaries (Joint Venture Investments)	Location	Type of Property	Number of Units (1)	Date of Acquisition	Purchase Price (2)	Overview (Form 1-U)
Williamson Overlook Controlled Subsidiary	Georgetown, TX	Multifamily Rental	270	03/05/2021	$2,500,000	Initial	Update
Starkey Ranch Controlled Subsidiary	Odessa, FL	Multifamily Rental	384	03/10/2021	$4,265,000	Initial	Update
Lake Shadow Controlled Subsidiary	Maitland, FL	Multifamily Rental	300	06/02/2021	$3,995,000	Initial	Update
North Charleston Controlled Subsidiary	North Charleston, SC	Multifamily Rental	276	07/29/2021	$2,569,000	Initial	N/A
Volaris PSL Controlled Subsidiary(3)	Port St. Lucie, FL	Multifamily Rental	300	08/06/2021	$386,000	Initial	Update
Humble Controlled Subsidiary(4)	Humble, TX	Multifamily Rental	296	08/25/2021	$2,293,700	Initial	Update
Mason Palm Bay Controlled Subsidiary(3)	Port St. Lucie, FL	Multifamily Rental	252	10/08/2021	$603,000	Initial	Update
Tarpon Springs Controlled Subsidiary(5)	Tarpon Springs, FL	Multifamily Rental	236	10/14/2021	$3,030,000	Initial	Update 1 Update 2
Heron Bay Controlled Subsidiary	Locust Grove, GA	Single Family Rental	226	10/19/2021	$635,000	Initial	N/A
Woodlands Controlled Subsidiary	The Woodlands, TX	Single Family Rental	171	10/29/2021	$2,670,000	Initial	Update
Mason Vero Beach Controlled Subsidiary[3]	Vero Beach, FL	Multifamily Rental	175	12/14/2021	$600,000	Initial	Update
Vegas Controlled Subsidiary	North Las Vegas, NV	Multifamily Rental	185	02/25/2022	$3,958,000	Initial	Update
Myrtle Controlled Subsidiary	Myrtle Beach, SC	Single Family Rental	130	06/30/2022	$2,747,500	Initial	N/A

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(1)	Number of Units refers to the total number of homes acquired or anticipated to be acquired in tranches. The Number of Units are presented as of the date of acquisition, and have not been subsequently updated.
(2)	Purchase Price refers to the total price paid by us at closing for our pro rata share of the equity in the controlled subsidiary.
(3)

Subsequent to the payment in full of all outstanding liabilities and the distribution of all remaining liquid assets to the Company and Fundrise Real Estate Interval Fund, LLC, based on underlying ownership percentages, MF JV 2 was fully dissolved in December 2023. The following real estate investments were redeemed by the Company through our investment in Fundrise MF JV 2:

On October 19, 2023, the Mason Palm Bay Controlled Subsidiary redeemed the Mason Palm Bay Investment for the full amount.

On November 15, 2023, the Mason Vero Beach Controlled Subsidiary redeemed the Mason Vero Beach Investment for the full amount.

On November 15, 2023, the Volaris PSL Controlled Subsidiary redeemed the Volaris PSL Investment for the full amount.

Refer to the 1-U updates for additional details on the redemption of the underlying investments.

(4)	On December 20, 2023, the Humble Controlled Subsidiary, an asset held through our investment in MF JV 1, redeemed the Humble Property Investment for the full amount.
(5)	On December 28, 2023, the Tarpon Springs Controlled Subsidiary, an asset held through our investment in MF JV 1, redeemed the Tarpon Springs Property Investment for the full amount.

As of December 31, 2023, the Company’s investments in companies that are accounted for under the equity method of accounting also included the initial contribution to National Lending, LLC (“National Lending”). See Note 8, Related Party Arrangements for further information regarding National Lending and Co-Investment Arrangements.

Liquidity and Capital Resources

We obtain the capital to fund our investment activities and operating expenses from secured or unsecured financings from banks, our Offering, cash flow from operations, net proceeds from asset repayments and sales, and other financing transactions. We use our capital to originate, invest in and manage a diversified portfolio of real estate investments and fund our operations.

As of December 31, 2023, we had approximately $17.3 million in cash and cash equivalents and had deployed approximately $44.1 million for two investments. The Company has a continuous funding commitment to maintain a total contribution amount of up to 5% of its assets under management to National Lending. As of December 31, 2023, we anticipate that cash on hand and distributions received from our equity method investments will provide sufficient liquidity to meet future funding commitments and costs of operations for at least the next 12 months.

We may selectively employ leverage to enhance total returns to our shareholders through a combination of senior financing on our real estate acquisitions, secured facilities, and capital markets financing transactions. We had no outstanding unsecured, Company level debt as of March 29, 2024 and December 31, 2023. This amount does not include any debt secured by the real property of our unconsolidated joint venture(s). Our targeted portfolio-wide leverage after we have acquired an initial substantial portfolio of diversified investments is between 50-85% of the greater of the cost (before deducting depreciation or other non-cash reserves) or fair market value of our assets. During periods when we are growing our portfolio, we may employ greater leverage on individual assets (that will also result in greater leverage of the portfolio) in order to quickly build a diversified portfolio of assets. We will seek to secure conservatively structured leverage that is long-term, non-recourse, non-mark-to-market financing to the extent obtainable on a cost effective basis. To the extent a higher level of leverage is employed it may come either in the form of government-sponsored programs or other long-term, non-recourse, non-mark-to-market financing. Our Manager may from time to time modify our leverage policy in its discretion in light of then-current economic conditions, relative costs of debt and equity capital, market values of our assets, general conditions in the market for debt and equity securities, growth and acquisition opportunities or other factors. However, other than during our initial period of operations, it is our policy to not borrow more than 85% of the greater of cost (before deducting depreciation or other non-cash reserves) or fair market value of our assets. We cannot exceed the leverage limit of our leverage policy unless any excess in borrowing over such level is approved by our Manager’s investment committee.

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We face challenges in order to ensure liquidity and capital resources on a long-term basis. If we are unable to raise additional funds from the issuance of common shares, we will make fewer investments resulting in less diversification in terms of the type, number and size of investments we make. We may be subject to more fluctuations based on the performance of the specific assets we acquire. Further, we have certain direct and indirect operating expenses. Our inability to raise substantial funds would increase our fixed operating expenses as a percentage of gross income and would limit our ability to make distributions.

Outlook and Recent Trends

We seek to identify and make our investments according to large macroeconomic trends precisely because we believe those trends are likely to drive outsized growth, which in turn can deliver better than average performance. The past twelve months have proven to be the single most challenging year for real estate returns since the 2008 Great Financial Crisis. At the beginning of the year, economists surveyed by Bloomberg predicted there would be a recession in 2023. Likewise, we were very much in agreement with this thinking, believing that the financial markets could not survive the fastest rate hiking cycle in modern history without eventually breaking in some form or fashion. However, upon deeper analysis we concluded that the lag between the rate hiking cycle and a potential broader market downturn may take much longer than we had initially expected, with historical data suggesting that such an event on average would be more likely to occur in the middle to end of 2024 (about 8-12 months after the Federal Reserve’s last rate increase).

While there was no broader recession in 2023, what many investors may not realize is that there was in fact, a substantial recession across nearly the entire real estate industry with values in many cases falling between 20-40%, equal to or in some instances greater than the declines that were witnessed in 2008. Although rising interest rates dragged down real estate returns throughout the year, we believe we have reached a turning point with inflation now easing and the Federal Reserve signaling an end to rate hikes. Looking ahead, we believe that just as rising interest rates pulled real estate values down, falling interest rates will act as a strong tailwind, likely pushing real estate values higher and in turn producing potentially positive results for investors going forward. As we shift to this next phase of the Federal Reserve lowering rates, we expect there to be significant buying opportunities that will present themselves.

Off-Balance Sheet Arrangements

As of December 31, 2023 and 2022, approximately $5.1 million and $5.0 million, respectively, of cash and cash equivalents were held by the Company in an account at Citizens Bank, N.A. (“Citizens Bank”) in relation to an arrangement with Citizens Bank and MF Facility 1 Borrower, LLC. Under this arrangement, Citizens Bank entered into the Fundrise MF Facility 1 Borrower, LLC credit facility (“Credit Facility”), for which the Company is a Non-Recourse Carve-Out Guarantor, effective May 13, 2022. As part of this arrangement, it was agreed upon that an operating account be held at Citizens Bank, averaging a minimum daily balance of $3.5 million over the course of the shorter of the ownership of a specific collateralized property or the two-year anniversary of the Credit Facility. In recourse, if MF Facility 1 Borrower, LLC were to fail to satisfy the minimum daily balance requirement for the period described above, $250,000 would become payable to Citizens Bank from MF Facility 1 Borrower, LLC on May 13, 2024. MF Facility 1 Borrower, LLC is a subsidiary of the Company’s equity method investment in Fundrise MF JV 1, LLC. The Company has a 10% non-controlling member interest in Fundrise MF JV 1, LLC. As of December 31, 2023, MF Facility 1 Borrower, LLC and the Company are in full compliance with the agreement, and intend to continue to meet the requirements stipulated in the agreement.

12

Recent Developments

Other

On January 10, 2024 the Company paid approximately $71,000 in distributions that related to distributions declared as of December 31, 2023.

Item 3.	Directors and Officers

Our Manager

We operate under the direction of our Manager, which is responsible for directing the management of our business and affairs, managing our day-to-day affairs, and implementing our investment strategy. Our Manager has established an investment committee that makes decisions with respect to all acquisitions and dispositions. The Manager and its officers and directors are not required to devote all of their time to our business and are only required to devote such time to our affairs as their duties require.

We follow investment guidelines adopted by our Manager and the investment and borrowing policies set forth in our Offering Circular unless they are modified by our Manager. Our Manager may establish further written policies on investments and borrowings and will monitor our administrative procedures, investment operations and performance to ensure that the policies are fulfilled. Our Manager may change our investment objectives at any time without approval of our shareholders.

Our Manager performs its duties and responsibilities pursuant to our operating agreement. Our Manager maintains a contractual, as opposed to a fiduciary, relationship with us and our shareholders. Furthermore, we have agreed to limit the liability of our Manager and to indemnify our Manager against certain liabilities.

Executive Officers of Our Manager

As of the date of this Annual Report, the executive officers of our Manager and their positions and offices are as follows:

Name	Age	Position
Benjamin S. Miller	47	Chief Executive Officer
Brandon T. Jenkins	38	Chief Operating Officer
Bjorn J. Hall	43	General Counsel, Chief Compliance Officer and Secretary
Alison A. Staloch	43	Chief Financial Officer

Benjamin S. Miller currently serves as Chief Executive Officer of our Manager and has served as Chief Executive Officer and a Director of our Sponsor since its inception on March 14, 2012. Prior to Rise Companies Corp., Mr. Miller had been a Managing Partner of the real estate company WestMill Capital Partners from October 2010 to June 2012, and before that, was President of Western Development Corporation one of the largest mixed-use real estate companies in the Washington, DC metro area, from April 2006 to October 2010, after joining the company in early 2005 as its Chief Operating Officer. From 2003 until 2005, Mr. Miller was an Associate and part of the founding team of Democracy Alliance, a progressive investment collaborative. In 2001, Mr. Miller co-founded and was a Managing Partner of US Nordic Ventures, a private equity and operating company that works with Scandinavian green building firms to penetrate the U.S. market. Mr. Miller has a Bachelor of Arts from the University of Pennsylvania.

Brandon T. Jenkins currently serves as Chief Operating Officer of our Manager and has served in such capacity with our Sponsor since February of 2014, prior to which time he served as Head of Product Development and Director of Real Estate. Previously, Mr. Jenkins has served as Director of Real Estate for WestMill Capital Partners and spent two and a half years as an investment advisor at Marcus & Millichap. Mr. Jenkins has a Bachelor of Arts from Duke University.

Bjorn J. Hall currently serves as the General Counsel, Chief Compliance Officer and Secretary of our Manager and has served in such capacities with our Sponsor since February 2014. Prior to joining our Sponsor in February 2014, Mr. Hall was a counsel at the law firm of O’Melveny & Myers LLP, where he was a member of the Corporate Finance and Securities Group. Mr. Hall has a Bachelor of Arts from the University of North Dakota and received a J.D. from Georgetown University Law Center.

13

Alison A. Staloch currently serves as the Chief Financial Officer of our Manager and has served in such capacity with our Sponsor since April 2021. Prior to joining our Sponsor, Ms. Staloch served as the Chief Accountant of the Division of Investment Management at the U.S. Securities and Exchange Commission from December 2017 to April 2021, and before that, served as Assistant Chief Accountant from November 2015 to November 2017. From 2005 to 2015, Ms. Staloch was with KPMG LLP in the Asset Management practice. Ms. Staloch has a Bachelor of Arts in Psychology from Miami University and received a Master of Accounting from the Ohio State University.

Compensation of Executive Officers

Each of the executive officers of our Sponsor also serves as an executive officer of our Manager. Each of these individuals receives compensation for their services, including services performed for us on behalf of our Manager, from our Sponsor. As executive officers of our Manager, these individuals serve to manage our day-to-day affairs, oversee the review, selection and recommendation of investment opportunities, service acquired investments and monitor the performance of these investments to ensure that they are consistent with our investment objectives. Although we indirectly bear some of the costs of the compensation paid to these individuals, through fees and reimbursements we pay to our Manager, we do not pay any compensation directly to these individuals.

Compensation of our Manager

For information regarding the compensation of our Manager, please see “Management Compensation” in our Offering Circular and Note 8, Related Party Arrangements – Fundrise Advisors, LLC, Manager in our financial statements.

Item 4.	Security Ownership of Management and Certain Securityholders

Principal Members

The following table sets forth the approximate beneficial ownership of our common shares as of March 29, 2024 for each person or group that holds more than 10.0% of our common shares, for each executive officer of our Manager and for the executive officers of our Manager as a group. To our knowledge, each person that beneficially owns our common shares has sole voting and disposition power with regard to such shares.

	Number of Shares Beneficially	Percent of
Name of Beneficial Owner (1)(2)	Owned	All Shares
Benjamin S. Miller	10	*
Brandon T. Jenkins	-	-
Bjorn J. Hall	98	*
Alison A. Staloch	600	*
All executive officers of our Manager as a group (4 persons)	708	*

*	Represents less than 1.0% of our outstanding common shares.

(1)	Under SEC rules, a person is deemed to be a “beneficial owner” of a security if that person has or shares “voting power,” which includes the power to dispose of or to direct the disposition of such security. A person also is deemed to be a beneficial owner of any securities which that person has a right to acquire within 60 days. Under these rules, more than one person may be deemed to be a beneficial owner of the same securities and a person may be deemed to be a beneficial owner of securities as to which he or she has no economic or pecuniary interest.

(2)	Each listed beneficial owner, person or entity has an address in care of our principal executive offices at 11 Dupont Circle NW, 9th Floor, Washington, DC 20036.

14

Item 5.	Interest of Management and Others in Certain Transactions

For further details, please see Note 8, Related Party Arrangements in our financial statements.

Item 6.	Other Information

None.

15

Item 7.	Financial Statements

INDEX TO FINANCIAL STATEMENTS OF

Fundrise Balanced eREIT II, LLC

16

Independent Auditors’ Report

The Members

Fundrise Balanced eREIT II, LLC:

Opinion

We have audited the financial statements of Fundrise Balanced eREIT II, LLC (the Company), which comprise the balance sheets as of December 31, 2023 and 2022, and the related statements of operations, members’ equity, and cash flows for the years then ended, and the related notes to the financial statements.

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and the results of its operations and its cash flows for the years then ended in accordance with U.S. generally accepted accounting principles.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditors’ Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with U.S. generally accepted accounting principles, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern for one year after the date that the financial statements are available to be issued.

Auditors’ Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditors’ report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with GAAS, we:

●	Exercise professional judgment and maintain professional skepticism throughout the audit.

●	Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

●	Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control. Accordingly, no such opinion is expressed.

●	Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

●	Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audit.

McLean, Virginia

March 29, 2024

Fundrise Balanced eREIT II, LLC

Balance Sheets

(Amounts in thousands, except share data)

	As of December 31, 2023	As of December 31, 2022
ASSETS
Cash and cash equivalents	$17,272	$21,108
Other assets	21	57
Due from related party	-	93
Investments in equity method investees	22,251	30,835
Total Assets	$39,544	$52,093

LIABILITIES AND MEMBERS’ EQUITY
Liabilities:
Accounts payable and accrued expenses	$68	$91
Due to related party	101	171
Distributions payable	90	150
Redemptions payable	2,779	2,195
Total Liabilities	3,038	2,607

Commitments and Contingencies

Members’ Equity:
Common shares, net of redemptions; unlimited shares authorized; 5,407,568 and 5,397,471 shares issued and 4,002,333 and 4,889,198 shares outstanding as of December 31, 2023 and 2022, respectively	43,201	53,076
Accumulated deficit	(6,695)	(3,590)
Total Members’ Equity	36,506	49,486
Total Liabilities and Members’ Equity	$39,544	$52,093

The accompanying notes are an integral part of these financial statements.

Fundrise Balanced eREIT II, LLC

Statements of Operations

(Amounts in thousands, except share and per share data)

	For the Year Ended December 31, 2023	For the Year Ended December 31, 2022
Revenue
Dividend income	$140	$-
Interest revenue	149	-
Other revenue	398	168
Total revenue	687	168

Expenses
General and administrative expenses	298	276
Investment management fees – related party	450	459
Total expenses	748	735

Other income (expenses)
Equity in losses	(2,973)	(997)
Gain on sale of investments in debt securities, net	139	-
Gain on sale of investments in public equity securities, net	72	-
Other fees – related party	-	(14)
Interest expense	-	(13)
Total other income (expenses)	(2,762)	(1,024)

Net loss	$(2,823)	$(1,591)

Net loss per basic and diluted common share	$(0.62)	$(0.34)
Weighted average number of common shares outstanding, basic and diluted	4,581,642	4,680,105

The accompanying notes are an integral part of these financial statements.

Fundrise Balanced eREIT II, LLC

Statements of Members’ Equity

(Amounts in thousands, except share data)

	Common Shares		Accumulated	Total Members’
	Shares	Amount	deficit	Equity
December 31, 2021	3,031,307	$30,650	$(1,242)	$29,408
Proceeds from issuance of common shares	2,263,451	27,459	-	27,459
Offering costs	-	(53)	-	(53)
Distributions declared on common shares	-	-	(757)	(757)
Redemptions of common shares	(405,560)	(4,980)	-	(4,980)
Net loss	-	-	(1,591)	(1,591)
December 31, 2022	4,889,198	53,076	(3,590)	49,486
Proceeds from issuance of common shares	10,097	117	-	117
Offering costs	-	(36)	-	(36)
Distributions declared on common shares	-	-	(282)	(282)
Redemptions of common shares	(896,962)	(9,956)	-	(9,956)
Net loss	-	-	(2,823)	(2,823)
December 31, 2023	4,002,333	$43,201	$(6,695)	$36,506

The accompanying notes are an integral part of these financial statements.

Fundrise Balanced eREIT II, LLC

Statements of Cash Flows

(Amounts in thousands)

	For the Year Ended December 31, 2023	For the Year Ended December 31, 2022
OPERATING ACTIVITIES:
Net loss	$(2,823)	$(1,591)
Adjustments to reconcile net loss to net cash used in operating activities:
Equity in losses	2,973	997
Gain on sale of investments in debt securities, net	(139)	-
Accretion of discount on debt securities	(30)	-
Gain on sale of investments in public equity securities, net	(72)	-
Changes in assets and liabilities:
Net (increase) decrease in other assets	36	(54)
Net decrease in due from related party	-	62
Net increase (decrease) in accounts payable and accrued expenses	(23)	20
Net increase (decrease) in due to related party	(41)	22
Net cash used in operating activities	(119)	(544)
INVESTING ACTIVITIES:
Investment in debt securities	(8,142)	-
Sale of debt securities	8,311	-
Investment in equity method investees	(1,800)	(19,858)
Repayment of equity method investees	2,595	-
Distributions received from equity method investees	4,909	11,766
Investment in public equity securities	(4,303)	-
Sale of public equity securities	4,375	-
Net cash provided by (used in) investing activities	5,945	(8,092)
FINANCING ACTIVITIES:
Proceeds from issuance of common shares	117	27,430
Proceeds from notes payable – related party	-	2,000
Repayment of notes payable – related party	-	(3,000)
Redemptions paid	(9,372)	(3,014)
Distributions paid	(342)	(845)
Reimbursements to related party	(44)	(7)
Offering costs paid	(21)	(17)
Net cash provided by (used in) financing activities	(9,662)	22,547

Net increase (decrease) in cash and cash equivalents	(3,836)	13,911
Cash and cash equivalents, beginning of year	21,108	7,197
Cash and cash equivalents, end of year	$17,272	$21,108

SUPPLEMENTAL DISCLOSURE OF NON-CASH ACTIVITY:
Distributions receivable	$-	$93
Distributions reinvested in Fundrise Balanced eREIT II, LLC through programs offered by Fundrise Advisors, LLC	$-	$3

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Interest paid – related party note	$-	$14

The accompanying notes are an integral part of these financial statements.

Fundrise Balanced eREIT II, LLC

Notes to the Financial Statements

For the Years Ended December 31, 2023 and 2022

1.	Formation and Organization

Fundrise Balanced eREIT II, LLC (the “Company”) was formed on January 28, 2020, as a Delaware limited liability company and substantially commenced operations on January 13, 2021. As used herein, the “Company,” “we,” “our,” and “us” refer to Fundrise Balanced eREIT II, LLC except where the context otherwise requires.

The Company has one reportable segment consisting of investments in real estate. The Company was organized primarily to originate, invest in and manage a diversified portfolio of commercial real estate properties and development projects, as well as commercial real estate loans, commercial real estate debt securities (including commercial mortgage-backed securities, collateralized debt obligations, and REIT senior unsecured debt) and other real estate-related assets, where the underlying assets primarily consist of such properties. The Company may make its investments through majority-owned subsidiaries, some of which may have rights to receive preferred economic returns.

The Company’s business is externally managed by Fundrise Advisors, LLC (the “Manager”), a Delaware limited liability company and an investment adviser registered with the Securities and Exchange Commission (the “SEC”). Subject to certain restrictions and limitations, the Manager is responsible for managing the Company’s affairs on a day-to-day basis and for identifying and making acquisitions and investments on behalf of the Company.

We operate in such a manner as to qualify as a real estate investment trust (“REIT”) for federal income tax purposes beginning with the year ended December 31, 2021. The Company has one taxable real estate investment trust subsidiary (“TRS”), Fundrise MF TRS 1, LLC, which was formed with an effective date of April 1, 2022.

The Company’s initial and subsequent offering of its common shares (the “Offering(s)”) has been conducted as a continuous offering pursuant to Rule 251(d)(3) of Regulation A (“Regulation A”) of the Securities Act of 1933, as amended (the “Securities Act”), meaning that while the offering of securities is continuous, active sales of securities may happen sporadically over the term of an Offering. A maximum of $75.0 million of the Company’s common shares may be sold to the public in its Offering in any given twelve-month period. However, each Offering is subject to qualification by the SEC. The Manager has the authority to issue an unlimited number of common shares. The Company qualified its initial $50.0 million of shares on January 4, 2021. The Company qualified approximately $51.2 million of shares on August 23, 2021, which represents the value of shares available to be offered as of the date of its most recent offering circular out of the rolling 12-month maximum offering amount of $75.0 million.

During the third quarter of 2022, the Manager closed the Regulation A offering of common shares of the Company. The Company may in the future file an offering statement to qualify additional common shares for sale pursuant to Regulation A, or offer its common shares pursuant to Regulation D of the Securities Act (“Regulation D”), as determined by the Manager.

As of December 31, 2023 and 2022, after redemptions, the Company has net common shares outstanding of approximately 4,002,000 and 4,889,000, respectively, including common shares held by Rise Companies Corp. (the “Sponsor”), the owner of the Manager. As of both December 31, 2023 and 2022, the Sponsor owned 500 common shares. In addition, as of December 31, 2023 and 2022, Fundrise, L.P., an affiliate of the Sponsor, had purchased an aggregate of 1,000 common shares at $10.00 per share in a private placement for an aggregate purchase price of $10,000. As of December 31, 2023 and, 2022, the total amount of equity issued by the Company on a gross basis was approximately $59.5 million and $59.4 million, respectively. As of December 31, 2023 and 2022, all subscriptions had settled.

The Company’s Manager has established various plans by which individual clients of the Manager may elect to have distributions received from investment funds managed by our Manager reinvested across such individual client’s Fundrise portfolio according to such individual client’s selected preferences (“Reinvestment Plans”). Shares purchased through such Reinvestment Plans are purchased at the effective price at the time of distribution issuance. For the years ended December 31, 2023 and 2022, approximately $0 and $3,000, respectively, of distributions declared by the Company have been reinvested directly into the Company through such Reinvestment Plans.

2.	Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements of the Company have been prepared on the accrual basis of accounting and conform to accounting principles generally accepted in the United States of America (“U.S. GAAP”) and Article 8 of Regulation S-X of the rules and regulations of the SEC. The Company has no items of other comprehensive income or loss in any period presented.

Principles of Consolidation

We consolidate entities when we own, directly or indirectly, a majority interest in the entity or are otherwise able to control the entity. We consolidate variable interest entities (“VIEs”) in accordance with the Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 810, Consolidation, if we are the primary beneficiary of the VIE as determined by our power to direct the VIE’s activities and the obligation to absorb its losses or the right to receive its benefits, which are potentially significant to the VIE. A VIE is broadly defined as an entity with one or more of the following characteristics: (a) the total equity investment at risk is insufficient to finance the entity’s activities without additional subordinated financial support; (b) as a group, the holders of the equity investment at risk lack (i) the ability to make decisions about the entity’s activities through voting or similar rights, (ii) the obligation to absorb the expected losses of the entity, or (iii) the right to receive the expected residual returns of the entity; or (c) the equity investors have voting rights that are not proportional to their economic interests, and substantially all of the entity’s activities either involve, or are conducted on behalf of, an investor that has disproportionately few voting rights.

Estimates

The preparation of the financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect reported amounts of assets and liabilities and the disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could materially differ from those estimates.

Cash and Cash Equivalents

Cash equivalents consists of money market funds as of December 31, 2023 and 2022.

Cash may at times exceed the Federal Deposit Insurance Corporation deposit insurance limit of $250,000 per institution. The Company mitigates credit risk by placing cash with major financial institutions. To date, the Company has not experienced any losses with respect to cash.

As of December 31, 2023 and 2022, approximately $5.1 million and $5.0 million, respectively, of cash and cash equivalents consisted of an off-balance sheet compensating balance arrangement with Citizens Bank, N.A. (“Citizens Bank”). Under this arrangement, Citizens Bank entered into the Fundrise MF Facility 1 Borrower, LLC credit facility (“Credit Facility”), for which the Company is a Non-Recourse Carve-Out Guarantor, effective May 13, 2022. As part of this arrangement, it was agreed upon that an operating account be held at Citizens Bank, averaging a minimum daily balance of $3.5 million over the course of the shorter of the ownership of a specific collateralized property or the two-year anniversary of the Credit Facility. In recourse, if MF Facility 1 Borrower, LLC were to fail to satisfy the minimum daily balance requirement for the period described above, $250,000 would become payable to Citizens Bank from MF Facility 1 Borrower, LLC on May 13, 2024. MF Facility 1 Borrower, LLC is a subsidiary of the Company’s equity method investment in Fundrise MF JV 1, LLC (“MF JV 1”). The Company has a 10% non-controlling member interest in MF JV 1. As of December 31, 2023 and 2022, the Company is in full compliance with the agreement, and intends to continue to meet the requirements stipulated in the agreement.

Loss per Share

Basic loss per share is calculated on the basis of weighted-average number of common shares outstanding during the year. Basic loss per share is computed by dividing income available to members by the weighted-average common shares outstanding during the year. Diluted net loss per common share equals basic net loss per common share as there were no potentially dilutive securities outstanding during the years ended December 31, 2023 and 2022.

Offering Costs

Offering costs of the Company are initially being paid by the Manager on behalf of the Company. These offering costs include all expenses to be paid by the Company in connection with the formation of the Company and the qualification of the Offering, and the distribution of shares, including, without limitation, expenses for printing, and amending offering statements or supplementing offering circulars, mailing and distributing costs, telephones, internet and other telecommunications costs, charges of experts and fees, expenses and taxes related to the filing, registration and qualification of the sale of shares under federal and state laws, including taxes and fees and accountants’ and attorneys’ fees. The Company anticipates that, pursuant to the Company’s amended and restated operating agreement (the “Operating Agreement”), the Company will be obligated to reimburse the Manager, or its affiliates, as applicable, for offering costs paid by them on behalf of the Company. The Manager has decided that the Company shall only reimburse the Manager for the offering costs subject to a minimum net asset value (“NAV”), as described below.

After the Company reached a NAV greater than $10.00 per share (“Hurdle Rate”), the Company was obligated to start reimbursing the Manager, without interest, for offering costs incurred, both, before and after the date that the Hurdle Rate was reached. The Hurdle Rate was met as of June 30, 2021 and the total amount payable to the Manager will be based on the dollar amount that the NAV exceeds the Hurdle Rate, multiplied by the number of shares outstanding. Reimbursement payments will be made in monthly installments, but the aggregate monthly amount reimbursed shall not exceed 0.50% of the aggregate gross offering proceeds from the offering provided. No reimbursement shall be made if the reimbursement would cause the NAV to be less than the Hurdle Rate. If the sum of the total unreimbursed amount of such offering costs, plus new costs incurred since the last reimbursement payment, exceeds the reimbursement limit described above for the applicable monthly installment, the excess will be eligible for reimbursement in subsequent months (subject to the 0.50% limit), calculated on an accumulated basis, until the Manager has been reimbursed in full.

The Company recognizes a liability for offering costs payable to the Manager when it is probable and estimable that a liability has been incurred in accordance with FASB ASC 450, Contingencies. As a result, no liability was recognized by the Company until it reached the Hurdle Rate on June 30, 2021. After the Company’s NAV exceeded the Hurdle Rate, it booked a liability with a corresponding reduction to equity for offering costs.

The table below presents the Company’s offering costs paid and payable to the Manager as of and for the periods presented (amounts in thousands):

Offering Costs (1)	For the Year Ended December 31, 2023	For the Year Ended December 31, 2022
Costs incurred by the Manager:
Beginning balance	$207	$169
Costs incurred during the period	20	38
Ending balance	$227	$207
Less: cumulative costs reimbursed to Manager	(218)	(174)
Less: costs payable to Manager	-	(29)
Total costs subject to reimbursement in a future period	$9	$4

(1)	The Hurdle Rate was met as of June 30, 2021.

During the years ended December 31, 2023 and 2022, the Company directly incurred offering costs of approximately $21,000 and $16,000, respectively. Of such amounts, approximately $0 and $2,000 were payable as of December 31, 2023 and 2022, respectively.

Settling Subscriptions

Settling subscriptions presented on the balance sheets represent equity subscriptions for which funds have been received but common shares have not yet been issued. Under the terms of the Offering Circular for our common shares, subscriptions will be accepted or rejected within thirty days of receipt by us. Once a subscription agreement is accepted, settlement of the shares may occur up to fifteen days later, depending on the volume of subscriptions received; however, we generally issue shares the later of five business days from the date that an investor’s subscription is approved by our Manager or when funds settle in our bank account. We rely on our Automated Clearing House (ACH) provider to notify us that funds have settled for this purpose, which may differ from the time that cash is posted to our bank statement.

Investments in Equity Method Investees

If it is determined that we do not have a controlling interest in a joint venture through our financial interest in a VIE or through our voting interest in a voting interest entity and we have the ability to provide significant influence, the equity method of accounting is used. Under this method, the investment is originally recorded at cost and adjusted for contributions, distributions, basis difference, and to recognize our share of net earnings or losses of the affiliate as they occur, with losses limited to the extent of our investment in, advances to, and commitments to the investee. As of December 31, 2023, we have not formed any VIEs.

The Company evaluates its investment in equity method investees for impairment whenever events or changes in circumstances indicate that there may be an other-than-temporary decline in value. If it is determined that an impairment exists and is other than temporary, then the Company estimates the fair value of the investment using various valuation techniques, including, but not limited to, discounted cash flow models, which consider inputs such as the Company’s intent and ability to retain its investment in the entity, the financial condition and long-term prospects of the entity, and the expected term of the investment. If the Company determined any decline in value is other-than-temporary, the Company would recognize an impairment charge to reduce the carrying value of its investment to fair value. No impairment losses were recorded related to equity method investees for the years ended December 31, 2023 and 2022.

With regard to distributions from equity method investees, we utilize the cumulative earnings approach to determine whether distributions from equity method investments are returns on investment (cash inflow from operating activities) or returns of investment (cash inflow from investing activities). Using the cumulative earnings approach, the Company compares cumulative distributions received for each investment, less distributions received in prior periods that were determined to be returns of investment, with the Company’s cumulative equity in earnings. Generally, cumulative distributions received that do not exceed cumulative equity in earnings represent returns on investment and cumulative distributions received in excess of the cumulative equity in earnings represent returns of investment.

Investments in Debt Securities

Investments in debt securities are classified as trading, available-for-sale or held-to-maturity. We classify our investment in debt securities at the acquisition date and re-evaluate at each subsequent balance sheet date. Our investments in debt securities are carried at either amortized cost or fair value. Investments in debt securities that the Company has the positive intent and ability to hold to maturity are carried at amortized cost and classified as held-to-maturity. Investments in debt securities that are not classified as held-to-maturity are carried at fair value and classified as either trading or available-for-sale. Realized and unrealized gains and losses on trading securities and realized gains and losses on available-for-sale and held to maturity securities are included in net income. Unrealized gains and losses, net of deferred taxes, on available-for-sale securities would be included in our balance sheets as a component of accumulated other comprehensive income.

As of December 31, 2023, and 2022, we did not hold any investments in debt securities.

Investments in Public Equity Securities

Investments in public equity securities are carried at fair value. In the event that a readily determinable fair value does not exist or are deemed unreliable, investments in public equity securities will be carried at cost less any impairment, and will be reevaluated at each reporting period or when a readibly determinable fair value becomes available. Realized and unrealized gains and losses on public equity securities are included in net income.

As of December 31, 2023, and 2022, we did not hold any investments in public equity securities.

Share Redemptions

Share repurchases are recorded as a reduction of common share par value under our redemption plan, pursuant to which we may elect to redeem shares at the request of our members, subject to certain exceptions, conditions, and limitations. The maximum number of shares purchasable by us in any period depends on a number of factors and is at the discretion of our Manager.

The Company’s redemption plan provides that on a quarterly basis, subject to certain exceptions, a member could obtain liquidity as described in detail in our Offering Circular. In the event that we amend, suspend or terminate our redemption plan, we will file an offering circular supplement and/or Form 1-U, as appropriate, and post such information on our website to disclose such amendment.

Income Taxes

As a limited liability company, we have elected to be taxed as a C corporation. The Company has elected to be taxed as a REIT under the Internal Revenue Code of 1986, as amended, and intends to operate as such, commencing with the taxable year ending December 31, 2021. To qualify as a REIT, the Company must meet certain organizational and operational requirements, including a requirement to distribute at least 90% of the Company’s annual REIT taxable income to its members (which is computed without regard to the dividends paid deduction or net capital gain and which does not necessarily equal net income as calculated in accordance with U.S. GAAP). As a REIT, the Company generally will not be subject to U.S. federal income tax to the extent it distributes qualifying dividends to its members. Even if the Company qualifies for taxation as a REIT, it may be subject to certain state and local taxes on its income and property, and federal income and excise taxes on its undistributed income. No material provisions have been made for federal income taxes in the accompanying financial statements during the years ended December 31, 2023 and 2022. No gross deferred tax assets or liabilities have been recorded as of December 31, 2023 or December 31, 2022.

As of December 31, 2023, all tax periods since inception remain open to examination by the major taxing authorities in all jurisdictions where we are subject to taxation.

Investment Income and Securities Transactions

Securities transactions are accounted for on the date the securities are purchased or sold (trade date). Realized gains and losses on sales of investments are calculated using the identified cost basis. Dividend income and distributions are reported on the ex-dividend date, and interest income is recorded on an accrual basis. Amortization of premiums and accretion of discounts on debt securities is calculated using the effective interest method, or straight-line method when appropriate, over the holding period of the investment, and is included in interest revenue.

Revenue Recognition

Dividend income consists of dividends earned on investments in public equity securities and is recorded on an accrual basis. Interest revenue consists of interest earned on investments in debt securities and is recorded on an accrual basis. Other revenue consists of interest earned on bank accounts and money market dividend income, which is related to dividends earned through our cash sweep bank account and is recognized on an accrual basis.

Recent Accounting Pronouncements

In February 2016, the FASB issued Accounting Standards Update 2016-02 (“ASU 2016-02”), Leases, which changes the accounting for leases for both lessors and lessees. The guidance requires lessees to recognize right-of-use assets and lease liabilities for virtually all of their leases, including leases embedded in other contractual arrangements, among other changes. The standard was effective for annual reporting periods beginning after December 15, 2021, and for interim periods within fiscal years beginning after December 15, 2022. The Company adopted the new standard as of January 1, 2022. The adoption of the new standard did not have a material impact on our financial statements.

In June 2016, the FASB issued Accounting Standards Update 2016-13 (“ASU 2016-13”), Financial Instruments-Credit Losses: Measurement of Credit Losses on Financial Instruments, which requires the measurement and recognition of expected credit losses for financial assets held at amortized cost. ASU 2016-13 replaces the existing incurred loss impairment model with an expected loss methodology, which will result in more timely recognition of credit losses. ASU 2016-13 is effective for annual reporting periods (including interim periods within those periods) beginning after December 15, 2022, with early adoption permitted. The Company adopted the new standard as of January 1, 2023, which did not have a material impact on our financial statements.

In November 2023, the FASB issued Accounting Standards Update (“ASU 2023-07”), which expands segment disclosures by requiring disclosure of significant segment expenses that are regularly provided to the chief operating decision maker and included within each reported measure of segment profit or loss, an amount and description of its composition for other segment items, and interim disclosures of a reportable segment’s profit or loss and assets. Additionally, all disclosure requirements under the guidance are also required for entities with a single reportable segment. The amendment is effective for fiscal years beginning after December 15, 2023, and for interim periods within fiscal years beginning after December 15, 2024, with early adoption permitted. The Company is evaluating the standard to determine its impact on the Company’s disclosures.

Extended Transition Period

Under Section 107 of the Jumpstart Our Business Startups Act of 2012, we are permitted to use the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. This permits us to delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have elected to use the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards that have different effective dates for public and private companies until the earlier of the date that we (i) are no longer an emerging growth company or (ii) affirmatively and irrevocably opt out of the extended transition period provided in Section 7(a)(2)(B). By electing to extend the transition period for complying with new or revised accounting standards, these financial statements may not be comparable to companies that adopt accounting standard updates upon the public business entity effective dates.

3.	Investments in Debt Securities

During the years ended December 31, 2023 and 2022, we purchased four and zero investments in debt securities, respectively, which were classified as available-for-sale. As of December 31, 2023, all four investments in debt securities were sold. Accordingly, no unrealized gain or loss is included in our balance sheet as a component of accumulated other comprehensive income (“AOCI”), and no realized gain or loss was reclassified out of AOCI into net income. The net realized gain was recognized as “Other income” in the Statement of Operations for the year ended December 31, 2023. No investments in debt securities were held as of December 31, 2023 or 2022.

The following table summarizes the proceeds and gross realized gains and losses from available-for-sale debt securities for the year ended December 31, 2023 (amounts in thousands):

	Gross realized gains	Gross realized losses	Gross proceeds from sales
Available-for-sale debt securities	$148	$(9)	$8,311
Total	$148	$(9)	$8,311

No debt securities were invested in during the year ended December 31, 2022.

4.	Investments in Public Equity Securities

During the years ended December 31, 2023 and 2022, we purchased approximately 216,000 and 0 shares in investments in public equity securities, respectively. As of December 31, 2023, the investments in public equity securities were sold. The net realized gain was recognized as “Other income” in the Statement of Operations for the year ended December 31, 2023. No investments in public equity securities are held as of December 31, 2023 or 2022.

The following table summarizes the proceeds and gross realized gains and losses from public equity securities for the year ended December 31, 2023 (amounts in thousands):

	Gross realized gains	Gross realized losses	Gross proceeds from sales
Available-for-sale public equity securities:	$72	$-	$4,375
Total	$72	$-	$4,375

No public equity securities were invested in during the year ended December 31, 2022.

5.	Investments in Equity Method Investees

The table below presents the activity of the Company’s investments in equity method investees as of and for the periods presented (amounts in thousands):

Investments in Equity Method Investees:	For the Year Ended December 31, 2023	For the Year Ended December 31, 2022
Beginning balance	$30,835	$23,720
New investments in equity method investees	1,800	19,858
Repayment of equity method investees(1)	(2,595)	-
Distributions from equity method investees	(4,816)	(11,746)
Equity in losses of equity method investees	(2,973)	(997)
Ending balance	$22,251	$30,835

(1)	During the year ended December 31, 2023, the underlying assets of MF JV 2 were disposed of and the entity was dissolved. As a result, during the year ended December 31, 2023 the Company recognized a gain on the disposition of the equity method investee of less than $1,000, and is included within equity in earnings (losses) of equity method investees within the Company’s statement of operations.

As of December 31, 2023 and 2022, the Company’s investments in companies that are accounted for under the equity method of accounting consist of the following:

(1)	Acquired in 2021, investments in equity method investees includes the contributions to National Lending, LLC (“National Lending”) in exchange for ownership interests. As of December 31, 2023 and 2022, the carrying value of the Company’s equity method investment in National Lending was approximately $3.5 million and $3.3 million, respectively. See Note 8, Related Party Arrangements for further information regarding National Lending.

(2)	Acquired in 2021, a 10% non-controlling member interest in Fundrise MF JV 1, LLC, a joint venture (“Co-Investment Arrangement”) between the Company and Fundrise Real Estate Interval Fund, LLC, which primarily invests in stabilized multi-family properties located throughout the United States.

(3)	Acquired in 2021, a 10% non-controlling member interest in Fundrise MF JV 2, LLC (“MF JV 2”), a Co-Investment Arrangement between the Company and Fundrise Real Estate Interval Fund, LLC, which primarily invests in multi-family construction properties located throughout the United States. Subsequent to the payment in full of all outstanding liabilities and the distribution of all remaining liquid assets to the Company and Fundrise Real Estate Interval Fund, LLC, based on underlying ownership percentages, MF JV 2 was fully dissolved in December 2023.

As of and for the year ended December 31, 2023, the condensed financial position and results of operations of the Company’s equity method investments are summarized below (amounts in thousands):

Condensed balance sheet information:	As of December 31, 2023	As of December 31, 2022
Real estate assets, net	$443,551	$584,862
Other assets(1)	89,226	92,827
Total assets	$532,777	$677,689

Credit facility	$143,263	$165,318
Mortgage notes payable, net	124,718	161,238
Other liabilities	6,681	9,324
Equity	258,115	341,809
Total liabilities and equity	$532,777	$677,689
Company’s equity investment, net	$22,251	$30,835

(1)	As of December 31, 2023 and 2022, approximately $57.3 million and $41.0 million of Other assets are promissory notes receivable from other eREITs held by the Company's equity method investment in National Lending, respectively. See Note 8, Related Party Arrangements for further information regarding National Lending.

Condensed income statement information:	For the Year Ended December 31, 2023	For the Year Ended December 31, 2022
Total revenue	$41,408	$48,492
Total expenses	69,284	57,621
Net income (loss)	$(27,876)	$(9,129)
Company’s equity in earnings (losses) of investee(1)	(2,973)	(997)

(1)	The Company’s equity in earnings (losses) of investee is inclusive of the gain on sale of MF JV 2 of less than $1,000, and approximately $211,000 of equity in earnings of MF JV 2 prior to its disposal in December 2023.

The Company is a guarantor to various debt arrangements entered into by Fundrise MF JV 1, LLC and certain of its wholly-owned subsidiaries as of December 31, 2023 and 2022. These debt arrangements were entered into by our equity method investee for purposes of securing financing on existing real estate properties and future real estate property acquisitions. The Company’s guarantee (“standard carve-out guarantee”) included within these non-recourse debt arrangements is limited to standard lender protection clauses in the remote likelihood of wrongful action on the part of our equity method investee and its subsidiaries, as the named borrowers. The Company is also subject to a limited recourse liability on one of these debt arrangements during the real estate property’s stabilization period. This limited recourse liability could be released upon the equity method investee’s borrower subsidiary meeting certain operational and financial criteria. As of December 31, 2023, this criteria has not been met.

As of December 31, 2023 and 2022, the total commitments outstanding by our equity method investee, for which the Company was subject to a standard carve-out guarantee, were approximately $269.6 million and $327.6 million, respectively. As of December 31, 2023 and 2022, the Company was subject to a limited recourse liability of $4.4 million and $4.4 million, respectively.

The debt arrangements incur interest at variable and fixed rates. As of December 31, 2023, the maturity dates of these debt arrangements ranged from March 9, 2025,  through January 1, 2032, some of which have extension options available to our equity method investee and its subsidiaries. No amounts have been accrued by the Company as a loss contingency related to these guarantees as of each of December 31, 2023 or December 31, 2022 because payment by the Company is not probable.

These debt arrangements also contain various financial and non-financial covenant requirements for the Company. As of December 31, 2023 and December 31, 2022, the Company was in compliance with these covenants.

6.	Distributions

Distributions are calculated based on members of record each day during the distribution period. During the years ended December 31, 2023 and 2022, the Company’s total distributions declared to members, the Sponsor, and its affiliates were approximately $282,000 and $757,000, respectively. Of these amounts, less than approximately $1,000 in distributions were declared to related parties during the years ended December 31, 2023 and 2022, respectively. Of the distributions declared during the years ended December 31, 2023 and 2022, approximately $192,000 and $607,000 were paid or reinvested, respectively. Approximately $90,000 and $150,000 remained payable as of December 31, 2023 and 2022, respectively.

7.	Fair Value of Financial Instruments

We are required to disclose an estimate of fair value of our financial instruments for which it is practicable to estimate the value. U.S. GAAP defines the fair value as the price that the Company would receive to sell an asset or pay to transfer a liability in an orderly transaction between market participants at the measurement date. For certain of our financial instruments, fair values are not readily available since there are no active trading markets as characterized by current exchanges by willing parties.

We determine the fair value of certain investments in accordance with the fair value hierarchy that requires an entity to maximize the use of observable inputs. The fair value hierarchy includes the following three levels based on the objectivity of the inputs, which were used for categorizing the assets or liabilities for which fair value is being measured and reported:

Level 1 – Quoted market prices in active markets for identical assets or liabilities.

Level 2 – Significant other observable inputs (e.g., quoted prices for similar items in active markets, quoted prices for identical or similar items in markets that are not active, inputs other than quoted prices that are observable such as interest rate and yield curves, and market-corroborated inputs).

Level 3 – Valuation generated from model-based techniques that use inputs that are significant and unobservable in the market. These unobservable assumptions reflect estimates of inputs that market participants would use in pricing the asset or liability. Valuation techniques include use of option pricing models, discounted cash flow methodologies or similar techniques, which incorporate management’s own estimates of assumptions that market participants would use in pricing the instrument or valuations that require significant management judgment or estimation.

As of December 31, 2023 and 2022, the Company’s significant financial instruments consist of cash and cash equivalents. The carrying amount of the Company’s financial instruments approximates their fair values due to their short-term nature (Level 1).

Any changes to the valuation methodology will be reviewed by management to ensure the changes are appropriate. The methods used may produce a fair value calculation that is not indicative of net realizable value or reflective of future fair values. Furthermore, while we anticipate that our valuation methods are appropriate and consistent with other market participants, the use of different methodologies, or assumptions, to determine the fair value could result in a different estimate of fair value at the reporting date.

8.	Related Party Arrangements

Fundrise Advisors, LLC, Managers

The Manager and certain affiliates of the Manager will receive fees and compensation in connection with the Company’s public Offering, and the acquisition, management and sale of the Company’s real estate investments.

The Manager is reimbursed for offering expenses incurred in conjunction with the Offering upon meeting the Hurdle Rate, which was met as of June 30, 2021. See Note 2, Summary of Significant Accounting Policies – Offering Costs for the amount of offering costs incurred and payable for the years ended December 31, 2023 and 2022.

The Company will also reimburse the Manager for actual expenses incurred on behalf of the Company in connection with the selection, acquisition or origination of an investment, to the extent not reimbursed by the borrower in connection with our debt investments, whether or not the Company ultimately acquires or originates the investment. The Company will reimburse the Manager for out-of-pocket expenses paid to third parties in connection with providing services to the Company. This does not include the Manager’s overhead, employee costs borne by the Manager, utilities or certain technology costs. Expense reimbursements payable to the Manager also may include expenses incurred by the Sponsor in the performance of services pursuant to a shared services agreement between the Manager and the Sponsor (the “Shared Services Agreement”), including any increases in insurance attributable to the management or operation of the Company. For the years ended December 31, 2023 and 2022, the Manager incurred approximately $15,000 and $22,000 of operational costs on our behalf, respectively. As of December 31, 2023 and 2022, approximately $0 and $1,000 were due and payable, respectively.

The Company will pay the Manager a quarterly investment management fee of one-fourth of 0.85 of our NAV at the end of each prior semi-annual period. The Manager agreed, for a period from inception until June 30, 2021 (the “Fee Waiver Period”), to waive its investment management fee. Following the conclusion of the Fee Waiver Period, the Manager may, in its sole discretion, continue to waive its investment management fee, in whole or in part. The Manager will forfeit any portion of the investment management fee that is waived. Accordingly, during the years ended December 31, 2023 and 2022 we incurred investment management fees of approximately $450,000 and $459,000 respectively, and as of December 31, 2023 and 2022, approximately $101,000 and $135,000, respectively, of investment management fees were payable to the Manager and are included in “Due to related party” on the balance sheets.

The Company may be charged by the Manager a development management fee of 5.0% of total development costs, excluding property. However, such development fee is only intended to be charged if it is net of a fee being charged by the developer of the project. Our Manager may, in its sole discretion, waive its development management fee, in whole or in part. The Manager will forfeit any portion of the development management fee that is waived. For years ended December 31, 2023 and 2022, no development management fees have been incurred or paid to the Manager.

The Company may be charged by the Manager a property management fee of 4.0% of gross receipts for the then current calendar month, for each real estate investment for which the Manager is acting as the property manager. However, we do not intend to charge such property management fee unless it is net of the fees being charged by another property manager of such asset of the project. Our Manager may, in its sole discretion, waive its property management fee, in whole or in part. The Manager will forfeit any portion of the property management fee that is waived. For years ended December 31, 2023 and 2022, no property management fees have been incurred or paid to the Manager.

The Company will reimburse the Manager for actual expenses incurred on our behalf in connection with the special servicing of non-performing assets. The Manager will determine, in its sole discretion, whether an asset is non-performing. As of December 31, 2023 and 2022, the Manager has not designated any asset as non-performing and no special servicing fees are payable to the Manager. For the years ended December 31, 2023 and 2022, no special servicing fees have been incurred or paid to the Manager.

The Company may retain certain of our Manager’s affiliates, from time to time, for services relating to our investments or our operations, which may include accounting and audit services (including valuation support services), account management services, corporate secretarial services, data management services, directorship services, information technology services, finance/ budget services, human resources, judicial processes, legal services, operational services, risk management services, tax services, treasury services, loan management services, construction management services, property management services, leasing services, transaction support services, transaction consulting services and other similar operational matters. Any compensation paid to our Manager’s affiliates for any such services will not reduce the investment management fee. Any such arrangements will be at or below market rates. For the years ended December 31, 2023 and 2022, no fees for such services have been incurred or paid to the Manager.

The Company will reimburse our Manager for actual expenses incurred on our behalf in connection with the liquidation of equity investments in real estate, and we will also pay the Manager an equity disposition fee of up to 1.50% of the gross proceeds from such sale if our Manager is acting as the real estate developer or is engaged by the developer to sell the project. For years ended December 31, 2023 and 2022, no disposition fees have been incurred or paid to the Manager.

Fundrise Lending, LLC

As an alternative means of acquiring loans or other investments for which we do not yet have sufficient funds, and in order to comply with certain state lending requirements, Fundrise Lending, LLC, a wholly-owned subsidiary of our Sponsor, or its affiliates, may close and fund a loan or other investment prior to it being acquired by us. This allows us the flexibility to deploy our offering proceeds as funds are raised. We then will acquire such investment at a price equal to the fair market value of the loan or other investment (including reimbursements for servicing fees and accrued interest, if any), so there is no mark-up (or mark-down) at the time of our acquisition. During the years ended December 31, 2023 and 2022, the Company did not purchase any investments that were owned by Fundrise Lending, LLC.

For situations where our Sponsor, Manager, or their affiliates have a conflict of interest with us that is not otherwise covered by an existing policy we have adopted or a transaction is deemed to be a “principal transaction”, the Manager has appointed an independent representative (the “Independent Representative”) to protect the interests of the members and review and approve such transactions. Any compensation payable to the Independent Representative for serving in such capacity on our behalf will be payable by us. Principal transactions are defined as transactions between our Sponsor, Manager or their affiliates, on the one hand, and us or one of our subsidiaries, on the other hand. Our Manager is only authorized to execute principal transactions with the prior approval of the Independent Representative and in accordance with applicable law. Such prior approval may include but not be limited to pricing methodology for the acquisition of assets and/or liabilities for which there are no readily observable market prices. During the years ended December 31, 2023 and 2022, fees of approximately $13,000 and $11,000, respectively, were paid to the Independent Representative as compensation for those services.

Fundrise, L.P.

Fundrise, L.P. is a member of the Company and held 1,000 shares as of December 31, 2023 and 2022. One of our Sponsor’s wholly-owned subsidiaries is the general partner of Fundrise, L.P.

Rise Companies Corp., Member and Sponsor

Rise Companies Corp. is a member of the Company and held 500 common shares as of December 31, 2023 and 2022.

For the years ended December 31, 2023 and 2022, the Sponsor incurred approximately $56,000 and $54,000, respectively, of operational costs on our behalf, in connection with the Shared Services Agreement. Approximately $0 and $7,000 of such costs were due and payable as of December 31, 2023 and 2022, respectively.

Investment in National Lending, LLC

In July 2019, our Manager formed a self-sustaining lending entity, National Lending, which is financed by each of the eREITs affiliated with our Sponsor. National Lending is managed by an independent manager (the “Independent Manager”) through a management agreement at a market rate. Each eREIT contributes an amount to National Lending in exchange for ownership interests, originally not to exceed 3% of its assets under management to National Lending. On March 23, 2020, the eREITs entered into an Amended and Restated Operating Agreement with National Lending, which increased the maximum contribution for partnership interest from 3% to approximately 5% of a partner’s assets under management. As of December 31, 2023 and 2022, the Company has contributed approximately $3.3 million and $3.3 million for a 5.06% and a 5.09% ownership in National Lending, respectively. See Note 5, Investments in Equity Method Investees for further information regarding the Company’s ownership interests in National Lending.

National Lending may provide short-term bridge financing through promissory notes to any of the eREITs who have contributed to it in order to maintain greater liquidity and better finance such eREITs’ individual real estate investment strategies. The promissory notes bear a market rate of interest and are generally repaid via the capital raised by each of the borrowing eREITs’ offerings. All transactions between National Lending and the borrowing eREITs are reviewed by the Independent Manager.

As of December 31, 2023 and 2022, we had no promissory notes with National Lending. During the year ended December 31, 2023, we did not enter into any promissory notes or pay off any promisory notes with National Lending. During the year ended December 31, 2022, the Company paid off two promissory notes with National Lending. The first note, entered into during 2021, had a principal balance of $1.0 million, an interest rate of approximately 3.5% per annum, and a maturity date of December 17, 2022. The second note was entered into on February 21, 2022, had a principal balance of $2.0 million, an interest rate of approximately 3.5% per annum, and a maturity date of February 21, 2023. Both promissory notes were paid off on March 21, 2022.

For the years ended December 31, 2023 and 2022, the Company incurred approximately $0 and $14,000, respectively, in interest expense on notes with National Lending. As of December 31, 2023 and 2022, we had no outstanding accrued interest due to National Lending.

In connection with the acquisitions of two real estate investments made by Fundrise MF JV 1, LLC, we entered into two indemnity and contribution agreements with National Lending. Per the agreements, National Lending acted as the guarantor of the loans in the event that we could not satisfy the requirements of the loan, in exchange for payment of a guaranty fee. The annual rate is 0.20% of the outstanding principal balance on the 1st day of each calendar month. The underlying loans of the two real estate investments were refinanced during December 2021 and March 2022. Accordingly, National Lending is no longer the guarantor of the loans. For the years ended December 31, 2023 and 2022, we incurred approximately $0 and $14,000 of guaranty fees, respectively. As of December 31, 2023 and 2022, we had no outstanding guaranty fees.

Co-Investment Arrangements

The Company may gain exposure to real estate investments through co-investment arrangements (“Co-Investments”) with other eREITs and Funds affiliated with our Manager. Through a Co-Investment, the Company acquires partial interests rather than full ownership of an investment. The Company’s ownership percentage in the Co-Investment will generally be pro rata to the amount of money the Company applies to the origination or commitment amount for the underlying acquisition. The ownership percentages of the investments in Fundrise MF JV 1 and Fundrise MF JV 2 for the Company and the Fundrise Real Estate Interval Fund, LLC are 10% and 90%, respectively. As of December 31, 2023, the underlying assets of MF JV 2 were disposed of and the entity was dissolved.

For the years ended December 31, 2023 and 2022, we incurred approximately $0 and $1,000, respectively, of reimbursable operating costs on behalf of Fundrise MF JV 1, LLC and Fundrise MF JV 2, LLC, our Co-Investments. No reimbursable operating costs were receivable as of December 31, 2023 and 2022.

9.	Economic Dependency

Under various agreements, the Company has engaged or will engage our Manager and its affiliates to provide certain services that are essential to the Company, including asset management services, asset acquisition and disposition decisions, the sale of the Company’s common shares available for issue, as well as other administrative responsibilities for the Company including accounting services and investor relations. The Manager in turn has entered into the Shared Services Agreement to assist the Manager in providing such services. As a result of these relationships, the Company is dependent upon our Manager and its affiliates. In the event that these companies were unable to provide the Company with the respective services, the Company would be required to find alternative providers of these services.

10.	Commitments and Contingencies

Reimbursable Offering Costs

The Company has a contingent liability related to potential future reimbursements to the Manager for offering costs that were paid by the Manager on the Company’s behalf. As of December 31, 2023 and 2022, approximately $9,000 and $4,000 respectively, of offering costs incurred by the Manager may be subject to reimbursement by the Company in future periods, based on achieving specific performance hurdles as described in Note 2, Summary of Significant Accounting Policies – Offering Costs.

Legal Proceedings

As of the date of the financial statements, we are not currently named as a defendant in any active or pending litigation. However, it is possible that the Company could become involved in various litigation matters arising in the ordinary course of our business. Although we are unable to predict with certainty the eventual outcome of any litigation, management is not aware of any current litigation that we assess as being material to the financial statements.

11.	Subsequent Events

In connection with the preparation of the accompanying financial statements, we have evaluated events and transactions occurring through March 29, 2024 for potential recognition or disclosure.

Distributions

On January 10, 2024 the Company paid approximately $71,000 in distributions that related to distributions declared as of December 31, 2023.

Item 8.	Exhibits

INDEX OF EXHIBITS

Exhibit No.	Description
2.1*	Certificate of Formation (incorporated by reference to the copy thereof filed as Exhibit 2.1 to the Company’s Offering Circular on Form 1-A filed on February 26, 2020)
2.2*	Form of Amended and Restated Operating Agreement (incorporated by reference to the copy thereof filed as Exhibit 2.2 to the Company’s Offering Circular on Form 1-A/A filed on December 2, 2020)
4.1*	Form of Subscription Agreement (incorporated by reference to the copy thereof filed as Appendix B to the Company’s Offering Circular on Form 1-A filed on August 24, 2021)
6.1*	Form of License Agreement between Fundrise Balanced eREIT II, LLC and Fundrise LLC (incorporated by reference to the copy thereof filed as Exhibit 6.1 to the Company’s Offering Circular on Form 1-A filed on February 26, 2020)
6.2*	Form of Fee Waiver Support Agreement between Fundrise Balanced eREIT II, LLC and Fundrise Advisors, LLC (incorporated by reference to the copy thereof filed as Exhibit 6.2 to the Company’s Offering Circular on Form 1-A/A filed on October 9, 2020)
6.3*	Form of Shared Services Agreement between Fundrise Advisors, LLC and Rise Companies Corp. (incorporated by reference to the copy thereof filed as Exhibit6.3 to the Company’s Offering Circular on Form 1-A filed on February 26, 2020)
6.4*	Amended and Restated Limited Liability Company Operating Agreement of Fundrise MF JV 1, LLC (Incorporated by reference to the copy thereof filed as Exhibit 6.4 to the Company’s Form 1-K filed on April 11, 2023)
6.5*	Limited Liability Company Operating Agreement of Fundrise MF JV 2, LLC (Incorporated by reference to the copy thereof filed as Exhibit 6.5 to the Company’s Form 1-K filed on April 11, 2023)

*Previously filed

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SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized, in Washington, D.C. on March 29, 2024.

Fundrise Balanced eREIT II, LLC

By:	Fundrise Advisors, LLC, a Delaware limited liability company, its Manager

	By:	/s/ Benjamin S. Miller
		Name:	Benjamin S. Miller
		Title:	Chief Executive Officer

Pursuant to the requirements of Regulation A, this Annual Report has been signed below by the following persons on behalf of the issuer in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Benjamin S. Miller	Chief Executive Officer of	March 29, 2024
Benjamin S. Miller	Fundrise Advisors, LLC
(Principal Executive Officer)

/s/ Alison A. Staloch	Chief Financial Officer of	March 29, 2024
Alison A. Staloch	Fundrise Advisors, LLC
(Principal Financial Officer and
Principal Accounting Officer)

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